UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form SD

Specialized Disclosure Report

Analog Devices, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	1-7819
(State or other jurisdiction of incorporation or organization)	(Commission File No.)

One Analog Way, Wilmington, MA	01887
(Address of principal executive offices)	(Zip Code)

Janene Asgeirsson	781-329-4700
Chief Legal Officer and Corporate Secretary

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____ .

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Analog Devices, Inc. has filed a Conflict Minerals Report (the Report) as Exhibit 1.01 hereto. The Report is publicly available at www.analog.com under the heading “Investor Relations.” The content of any website referred to in this Form SD and/or the Report is included for general information only and is not incorporated by reference in this Form SD and/or the Report.

Item 1.02	Exhibit

The Conflict Minerals Report for the reporting period from January 1 to December 31, 2023 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Analog Devices, Inc.
(registrant)

/s/ Richard C. Puccio, Jr.	Dated: May 24, 2024
Richard C. Puccio, Jr.
Executive Vice President and Chief Financial Officer